UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

LIQUIDIA CORPORATION

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

53635D202

(CUSIP Number)

January 26, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53635D202

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Eshelman Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 2,425,283
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,425,283
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,283
10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11) 5.6%(1)
12.	Type of Reporting Person OO

[1]

Based on 43,335,808 shares of common stock (the “Common Stock”), $0.001 par value per share, of Liquidia Corporation, a Delaware corporation (the “Issuer”) outstanding as of November 30, 2020 as set forth in the Issuer’s Form S-3, as filed with the Securities and Exchange Commission (the “SEC) on December 16, 2020 (the “Form S-3”).

CUSIP No. 53635D202

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 2,600,856
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,600,856
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600,856
10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11) 6.0%(2)
12.	Type of Reporting Person IN

[2]	Based on 43,335,808 shares of Common Stock of the Issuer outstanding as of November 30, 2020 as set forth in the Issuer’s Form S-3 filing.

CUSIP No. 53635D202

Item 1(a)	Name of Issuer

Liquidia Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices

419 Davis Drive, Suite 100, Morrisville, NC 27560

Item 2(a)	Name of Person Filing

(i) Eshelman Ventures, LLC (“Eshelman Ventures”); and

(ii) Fredric N. Eshelman. Dr. Eshelman is the founder and principal of Eshelman Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office, or if none, Residence

319 North Third Street, Suite 301, Wilmington, NC 28401

Item 2(c)	Citizenship

Eshelman Ventures is a North Carolina limited liability company. Dr. Eshelman is a citizen of the United States.

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number

53635D202

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a) Amount beneficially owned:

Eshelman Ventures is the beneficial owner of 2,425,283 shares of common stock of the Issuer. Dr. Eshelman is the beneficial owner of 2,600,85 shares of common stock of the Issuer, as he is the founder and principal of Eshelman Ventures.

On November 18, 2020, the Issuer (previously known as “Liquidia Technologies, Inc.”), completed the acquisition contemplated by the Agreement and Plan of

CUSIP No. 53635D202

Merger, dated as of June 29, 2019, as amended by a Limited Waiver and Modification to the Merger Agreement, dated as of August 3, 2020 (the “Merger Agreement”), by and among the Issuer, Liquidia Technologies, Inc., a Delaware corporation (“Liquidia Technologies”), RareGen, LLC, a Delaware limited liability company (“RareGen”), Gemini Merger Sub I, Inc., a Delaware corporation (“Liquidia Merger Sub”), Gemini Merger Sub II, LLC, a Delaware limited liability company (“RareGen Merger Sub”), and PBM RG Holdings, LLC, a Delaware limited liability company, as Members’ Representative. Pursuant to the Merger Agreement, Liquidia Merger Sub, a wholly owned subsidiary of the Issuer, merged with and into Liquidia Technologies (the “Liquidia Technologies Merger”), and RareGen Merger Sub, a wholly owned subsidiary of the Issuer, merged with and into RareGen (the “RareGen Merger” and, together with the Liquidia Technologies Merger, the “Merger Transaction”). Upon consummation of the Merger Transaction, the separate corporate existences of Liquidia Merger Sub and RareGen Merger Sub ceased and Liquidia Technologies and RareGen continue as wholly owned subsidiaries of the Issuer. Also upon consummation of the Merger Transaction, shares of Liquidia Technologies converted into shares of the Issuer on a one-for-one basis. The Issuer is deemed the successor issuer of Liquidia Technologies for purposes of filings under Section 13(g) of the Exchange Act.

(b) Percent of class:

Eshelman Ventures – 5.6%
Dr. Eshelman – 6.0%

(c) Number of shares as to which such person has:

Eshelman Ventures has sole voting and dispositive power of 2,425,283 shares. Dr. Eshelman has sole voting and dispositive power of 2,600,856 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

CUSIP No. 53635D202

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A –Agreement Regarding the Joint Filing of Schedule 13G is incorporated by reference to Exhibit A to the Schedule 13G/A filed by the Reporting Persons on January 22, 2021.

CUSIP No. 53635D202

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2021

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman